Exhibit 99.1

CORUS ENTERTAINMENT ANNOUNCES 25% DIVIDEND INCREASE FOR CLASS A AND B SHAREHOLDERS

TORONTO, Oct. 27 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B) announced today that its Board of Directors has approved a $0.15 increase in its annual dividend.

The Company's monthly dividend for holders of its Class A and Class B Shares will increase to $0.062083 and $0.0625 respectively. The dividend will be paid on each of November 30, 2010, December 31, 2010 and January 31, 2011 to shareholders of record at the close of business on November 15, 2010, December 15, 2010 and January 14, 2011 respectively.

At the new rate, the expected dividend on an annual basis for the Company's Class A and Class B Shares is $0.745 and $0.75 respectively, up from the previous rate of $0.595 and $0.60 respectively.

"The Company completed a very successful fiscal year," said Heather Shaw, Executive Chair, Corus Entertainment Inc. "Our strong and improving free cash flow has enabled us to approve a significant 25% increase in our annual dividend to yield approximately 3.5% on the current share price, while maintaining our flexibility to invest and grow our business."

The foregoing dividends are designated as "eligible" dividends for the purpose of the Income Tax Act (Canada) and any similar provincial legislation.

Corus' Board of Directors reviews the dividend on a quarterly basis. Shareholders are entitled to receive dividends only when any such dividends are declared by Corus' Board of Directors and there is no entitlement to any dividend prior thereto.

Registered shareholders who are residents of Canada and who are not currently participating in Corus' Dividend Reinvestment Plan ("the Plan") may elect to participate in the Plan through the completion of an enrollment form which can be obtained from the Company's Plan administrator, CIBC Mellon Trust Company, on their website at http://www.cibcmellon.com/ or by calling 1.800.387.0825. The Plan allows eligible holders of Class A Shares and Class B Shares to acquire additional Class B Shares through reinvestment of the cash dividends paid on their respective shareholdings. Non-registered beneficial shareholders who are residents of Canada and who wish to join the Plan should consult their broker, financial institution or other intermediary through which they hold Class A Shares or Class B Shares.

At this time, Corus' Board of Directors confirms that the Company will continue to issue shares from treasury at a 2% discount from the average market price to Plan participants of record, as determined pursuant to the terms of the Plan.

There were 3,444,128 Class A Voting Shares outstanding and 77,750,606 Class B Non-Voting Shares outstanding on September 30, 2010.

Corus Entertainment Inc. reports in Canadian dollars.

About Corus Entertainment Inc.

Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon (Canada), W Network, CosmoTV, VIVA, Sundance Channel (Canada), Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CFOX, CKOI, 98,5 FM, Q107 and 102.1 the Edge. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) exchange. Experience Corus on the web at http://www.corusent.com/.

%CIK: 0001100868

For further information:
John Cassaday	Tom Peddie, FCA
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
Corus Entertainment Inc.	Corus Entertainment Inc.
416.479.6018	416.479.6080
Sally Tindal
Director, Communications
Corus Entertainment Inc.
416.479.6107

CO: Corus Entertainment Inc.

CNW 07:01e 27-OCT-10